UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Dov Pharmaceutical, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    259858108
                                 (CUSIP Number)

                                  May 11, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

CUSIP No. 259858108                    13G                   Page 2 of 10 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    69,600 shares of Series C Convertible Preferred
                    Stock ("Preferred Shares"), convertible into
                    13,295,418 shares of Common Stock (resulting from the
                    automatic conversion of the 69,600 Preferred Shares
                    pursuant to their terms on June 11, 2007)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the
            69,600 Preferred Shares pursuant to their terms on June 11, 2007)
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            12.00%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G                   Page 3 of 10 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC                        20-1901985
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the
            69,600 Preferred Shares pursuant to their terms on June 11, 2007)
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            12.00%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G                   Page 4 of 10 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on June 11, 2007)
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            12.00%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G                   Page 5 of 10 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on
                    June 11, 2007)
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock (resulting from the automatic conversion of the 69,600 Preferred Shares pursuant to their terms on June 11, 2007)
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            12.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108                    13G                   Page 6 of 10 Pages


Item 1.

(a)  Name of Issuer

            Dov Pharmaceutical, Inc. (the "Company").

(b) Address of Issuer's Principal Executive Offices

            150 Pierce Street
            Somerset, New Jersey 08773

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC IRS #: 20-1901985
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           HENRY SWIECA
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 2(d)   Title of Class of Securities

           Shares of Common Stock, $0.0001 par value

Item 2(e)   CUSIP Number

            259858108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 259858108                    13G                   Page 7 of 10 Pages


(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As of the date of this filing, each of the Reporting Persons may be deemed the beneficial owner of 69,600 Preferred Shares, convertible into 13,295,418 shares of Common Stock held by Highbridge International LLC.

        Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Common Shares owned by Highbridge International LLC.


        (b) Percent of class:

            The Preferred Shares have a liquidation preference of $100 per Preferred Share. According to the terms of the Preferred Shares, the Preferred Shares shall automatically convert into Common Stock on June 11, 2007 at a conversion price of $0.52348861 for a total of 84,027,426 Preferred Shares. The Company's Quarterly Report on Form 10-Q that was filed on May 15, 2007, indicates there were 26,743,657 shares of Common Stock outstanding as of May 10, 2007. Therefore, based on the Company's outstanding shares of Common Stock and based on the conversion of all the outstanding Preferred Shares, each of Highbridge International LLC, Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 12.00% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Shares owned by another Reporting Person.

CUSIP No. 259858108                    13G                   Page 8 of 10 Pages


        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv)  Shared power to dispose or to direct the disposition of

                  See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 8, 2007, by and among Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 259858108                    13G                   Page 9 of 10 Pages


SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 8, 2007

HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                              By: /s/ Carolyn Rubin
                                                  ------------------------------
By: /s/ Carolyn Rubin                         Name: Carolyn Rubin
------------------------------                Title: Managing Director
Name: Carolyn Rubin
Title: Managing Director




/s/ Glenn Dubin                               /s/ Henry Swieca
------------------------------                ------------------------------
GLENN DUBIN                                   HENRY SWIECA

CUSIP No. 259858108                    13G                   Page 10 of 10 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.0001 par value, of Dov Pharmaceutical, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 8, 2007



HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                              By: /s/ Carolyn Rubin
                                                  ------------------------------
By: /s/ Carolyn Rubin                         Name: Carolyn Rubin
    ------------------------------            Title: Managing Director
Name: Carolyn Rubin
Title: Managing Director




/s/ Glenn Dubin                               /s/ Henry Swieca
------------------------------                ------------------------------
GLENN DUBIN                                   HENRY SWIECA